EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	9/30/2009	9/30/2009
EARNINGS
Income (Loss) Before Income Taxes	$45,351	$88,378	$52,847	$(46,139)	$120,761	$127,449	$116,773
Fixed Charges (as below)	39,475	36,762	44,769	54,716	81,584	81,128	46,524
Total Earnings	$84,826	$125,140	$97,616	$8,577	$202,345	$208,577	$163,297

FIXED CHARGES
Interest Expense	$37,957	$34,094	$40,778	$46,560	$76,910	$77,583	$43,852
Credit for Allowance for Borrowed Funds Used During Construction	280	668	1,491	5,156	2,174	1,045	797
Trust Dividends	(62)	-	-	-	-	-	-
Estimated Interest Element in Lease Rentals	1,300	2,000	2,500	3,000	2,500	2,500	1,875
Total Fixed Charges	$39,475	$36,762	$44,769	$54,716	$81,584	$81,128	$46,524

Ratio of Earnings to Fixed Charges	2.14	3.40	2.18	0.15	2.48	2.57	3.50

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.